082-5258

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

07028487

SEC#82-5258

RECEIVED NOV 2 2007

19 November 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 19 November 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Erica Headlam
Assistant Accountant

AGENIX

Company Announcement

19 November 2007

AGENIX RECEIVES PAYMENT OF $1.4 MILLION FROM PREVIOUSLY ANNOUNCED ANIMAL HEALTH BUSINESS DEAL

On 7 April 2006, Agenix announced that IDEXX Laboratories, Inc of the United States would pay $10 million in cash in consideration for the assignment of the patents and other intangible assets of its AGEN Animal Health business and the granting to IDEXX of an exclusive distributorship for AGEN's animal health diagnostic products.

The consideration was payable in parts, with $6.7 million being paid at settlement on 24 April 2006. The balance of $3.3 million was to be paid progressively as operational transfer milestones were completed.

To date, $0.9 million has been progressively received.

Agenix has today announced that a further $1.4 million has now been received, resulting from completion of operational business transfer milestones.

The final payment of $1.0 million is anticipated to be received by January 2008 when all remaining transfer obligations are expected to be satisfied.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Phone: + 61 408 151 270

Agenix Limited [ASX: **AGX**, OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END